UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES DECISIONS MADE BY MECHEL MINING OAO BOARD OF DIRECTORS

Moscow, Russia – July 1, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the decisions made by Mechel
Mining OAO’s Board of Directors.
On the meeting of Mechel Mining OAO’s Board of Directors held on June 30, 2011, the Board of Directors decided to increase Mechel Mining OAO’s charter capital by way of public offering of 3.644 billion additional ordinary shares, with the nominal value of 7.37 rubles each (0.26 US dollars*). Price of the issued shares and price of shares in respect of persons exercising a preemptive right of purchase of shares will be determined by the Board of Directors of Mechel Mining
OAO after a state registration of additional issue of shares and expiration of a period of preemptive right of share purchase, and not later than the date of offering. Purchase of shares will be paid by bank transfer in Russian rubles or
US dollars. The Board of Directors also approved the Prospectus of Mechel Mining
OAO of ordinary registered uncertified shares and the decision on issue of additional shares.
Mechel Mining is one of the world’s largest mining companies with a substantial investment program. Issuing additional shares will enable the company to create an opportunity for raising capital in the future and financing merger and acquisition transactions. The issue is part of the company’s overall development plan.
Vladimir Korovkin, who is also chairman of the board of directors for Federal
Fund Corporation OAO, was elected Chairman of Mechel Mining OAO’s Board of
Directors.
The members of Mechel Mining’s Board of Directors are Igor Zyuzin, Stanislav
Ploschenko, Oleg Korzhov, Vladimir Milovidov, who is vice-president of OJSC
Rosneft, Alexander Orishchin, member of Mechel Mining OAO’s Board of Directors since 2010, Peter Harding, who is chairman of Joy Global Pension Trustees
Limited (UK), Phillip McCarthy, who is chairman of the board of directors of
Mine Site Technologies Pty Ltd (Australia) and non-executive director of
Endocoal Limited (Australia), Mahomed Ismail Seedat, who is non-executive director and counselor to the general director of Lonmin Plc (South Africa).
During the meeting, the Board of Directors confirmed the independent director status for Vladimir Korovkin, Vladimir Milovidov, Alexander Orishchin, Peter
Harding, Phillip McCarthy, Mahomed Ismail Seedat.
“I am sincerely glad that such world-class professionals joined the management of our mining division. Their experience and knowledge will enable us to successfully implement the newest technologies and know-how in mining and processing coal, which will give us an opportunity to significantly expand our presence in the world market of metallurgical coals,” Chairman of Mechel OAO’s
Board of Directors Igor Zyuzin noted.
The Board of Directors also determined the composition of the Management Board of Mechel Mining OAO to be 6 members starting July 5, 2011. Those members include Igor Zyuzin, Boris Nikishichev, Frederic Dale Bender, Evgenia Serova,
Benoit de Meulemeester, Alexander Proskurin, with consent given to the members’
overlapping positions with governing bodies of other entities.
Today, Mechel OAO’s main investment flows are used to implement Mechel Mining
OAO’s projects. Considering the importance the group accords its mining business, the Board of Directors appointed Igor Zyuzin as the General Director of Mechel Mining OAO effective July 5, 2011. The powers of the General Director of Mechel Mining OAO Alexander Shmokhin will be terminated effective July 4,
2011.
As the company’s general director, Igor Zyuzin, who has more than 24 years of experience in the mining industry and holds a doctorate in coal mining and a degree as an engineering economist and a coal mining processing engineer, will determine the development strategy for Mechel’s entire mining division and oversee the implementation of the company’s investment projects. Mr. Zyuzin will retain his post of chairman of Mechel OAO’s board of directors.
The Board of Directors also decided to utilize Mechel Mining OAO’s reserve fund at the amount of 7 288 900 000 Russian rubles to cover losses of previous years.
The Board of Directors also set up the audit committee, the committee on nominations and remuneration and the investments and strategic planning committee, approved the bylaws on those committees, and appointed the board’s secretary.
* According to the Russian Central Bank exchange rate of 27,8726 RUR/$ as of
July 1, 2011.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies operating in four segments:
mining, steel, ferroalloys and power. Mechel's operations produce coal, iron ore concentrate, crude steel, rolled steel, ferroalloys, value-added downstream metal products as well as electric and heat power. Mechel markets its products both domestically and internationally.

***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 1, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO